Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2023

Financial Results and Business Update

•	Phase 1/2 clinical trial initiated evaluating Immatics’ second next-generation half-life extended TCR Bispecific program, TCER® IMA402 targeting PRAME

•

ACTengine® IMA203 TCR-T monotherapy against PRAME showed 67% confirmed ORR in an interim clinical update on 11 heavily pre-treated patients in Phase 1b dose expansion Cohort A with median duration of response not reached at a median follow-up time of 8.5 months at data cut-off; next update in 4Q 2023

•	Bristol Myers Squibb exercised first opt-in into 2019 cell therapy collaboration ($15 million option fee received) and made a $35 million equity investment

•

Cash and cash equivalents as well as other financial assets not including the recent equity investment by Bristol Myers Squibb amount to $377.7 million[1] (€347.6) as of June 30, 2023; updated projected cash runway is late 2025

Tuebingen, Germany and Houston, TX, August 17, 2023 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter ended June 30, 2023.

“The interim clinical data update for IMA203 monotherapy demonstrated an encouraging initial objective response rate in a range of solid cancer indications including durable responses supporting fast-tracking IMA203 to patients, starting with high-need solid cancers such as checkpoint-refractory melanoma and uveal melanoma,” said Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics. “Beyond our recent IMA203 updates, we are pleased to report that we closed the second quarter with a cash position funding operations into late 2025. With this revised runway, we anticipate reaching our most critical milestones including the initiation of registration-directed trials for IMA203, as well as delivering meaningful data to assess clinical proof of concept for both TCER® programs IMA401 and IMA402.”

[1]	All amounts translated using the exchange rate published by the European Central Bank in effect as of June 30, 2023 (1 EUR = 1.0866 USD).

Immatics Press Release August 17, 2023	1 | 11

Second Quarter 2023 and Subsequent Company Progress

Adoptive Cell Therapy Programs

ACTengine® IMA203: ACTengine® IMA203 TCR-T against PRAME is currently being evaluated in an ongoing Phase 1b dose expansion trial.

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As per the latest data cut-off of April 4, 2023, ACTengine® IMA203 TCR-T monotherapy Cohort A showed a 67% confirmed objective response rate (cORR) in an interim clinical update announced on May 2, 2023. The data covered 11 heavily pre-treated patients; the median duration of response was not reached at a median follow-up time of 8.5 months. Patients were infused with IMA203 TCR-T cells at dose level (DL) 4 or DL5 with a mean total infused dose of 3.67x10[9] TCR-T cells (range 1.30-8.84x10[9] TCR-T cells).

•

Cohort A IMA203 monotherapy TCR-T treatment continues to show manageable tolerability with no high-grade CRS and no ICANS; all 11 patients experienced expected cytopenia (Grade 1-4) associated with lymphodepletion. 10 patients (91%) had a low to moderate (Grade 1-2) cytokine release syndrome (CRS), of which 5 patients (45%) had Grade 1, and 5 patients (45%) had Grade 2 CRS.

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Objective responses were observed independent of tumor type including checkpoint-refractory and BRAF inhibitor-refractory cutaneous melanoma, platinum-resistant ovarian cancer, uveal melanoma, head and neck cancer and synovial sarcoma. Longest duration of responses were observed in cutaneous and uveal melanoma with ongoing responses at 6, 9 and 10 months post infusion at data cut-off.

•	IMA203 in combination with nivolumab (Cohort B) has been de-prioritized in the last-line setting. Such a combination is being considered for the front-line setting.

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IMA203CD8 (Cohort C) is a next-generation monotherapy where IMA203 engineered T cells are co-transduced with a CD8αß co-receptor. IMA203CD8 is currently being explored in DL4a (up to 0.8x10[9] TCR-T cells/m2 BSA).

•

Next update on Immatics’ IMA203 Phase 1b cohorts, including the projected clinical development path for PRAME-targeted TCR-T monotherapy towards registration-directed trials is planned for 4Q 2023. Immatics’ IMA203 development strategy to realize the multi-cancer opportunity of targeting PRAME is based on two pillars aimed at:

1.

maximizing speed to market in one to two last-line solid cancer types focusing on cutaneous melanoma, uveal melanoma and potentially other tumor types with high PRAME prevalence where clinical proof-of-concept has been demonstrated, and

2.	broad development with expansion to other cancer types, such as ovarian cancer, uterine cancer, lung cancer, breast cancer, head and neck cancer and other tumor types having a broad patient reach.

Immatics Press Release August 17, 2023	2 | 11

TCR-T pipeline

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Earlier this year, Bristol Myers Squibb exercised its first option and entered into a global license agreement with Immatics for the most advanced TCR-T product candidate. As part of the agreement, Immatics received an option payment of $15 million and is eligible for up to $490 million in milestone payments in addition to tiered royalties on net sales of the product.

TCR Bispecifics Programs

Immatics’ T cell engaging receptor (TCER®) candidates are next-generation, half-life extended TCR Bispecific molecules designed to maximize efficacy while minimizing toxicities in patients through Immatics’ proprietary format using a low-affinity T cell recruiter and a high-affinity TCR domain.

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TCER® IMA401 (MAGEA4/8) – Phase 1 trial to evaluate safety, tolerability and initial anti-tumor activity of TCER® IMA401 in patients with recurrent and/or refractory solid tumors is ongoing. IMA401 targets an HLA-A*02:01-presented peptide that occurs identically in two different proteins, MAGEA4 and MAGEA8. This target peptide has been selected based on natural expression in native solid tumors at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®). MAGEA4 and MAGEA8 are expressed in multiple solid cancers including lung cancer, head and neck cancer, melanoma, ovarian cancer, sarcoma and others. IMA401 is being developed in collaboration with Bristol Myers Squibb.

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TCER® IMA402 (PRAME) – Immatics submitted a clinical trial application (CTA2) to the Paul-Ehrlich-Institute (PEI) in April 2023. Following CTA acceptance, Immatics initiated the Phase 1/2 trial investigating the company’s fully owned TCER® candidate IMA402 in patients with recurrent and/or refractory solid tumors in August. Initial focus indications are cutaneous and uveal melanoma, ovarian cancer, lung cancer, uterine cancer and synovial sarcoma, among others. A first clinical data update is planned for 2024. IMA402 targets an HLA-A*02:01-presented peptide derived from the tumor antigen PRAME. This target peptide has been selected based on natural expression in native solid primary tumors and metastases at particularly high target density (peptide copy number per tumor cell identified by Immatics’ proprietary quantitative mass spectrometry engine XPRESIDENT®).

[2]	Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application.

Immatics Press Release August 17, 2023	3 | 11

Corporate Updates

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On July 24, 2023, Bristol Myers Squibb purchased 2,419,818 ordinary shares in a private placement transaction at a subscription price per share of $14.46[3]. Additionally, Bristol Myers Squibb will appoint a member to the Immatics Scientific Advisory Board.

Second Quarter 2023 Financial Results

Equity: The Company raised a total of $64 million in June through August through its ATM facility.

Cash Position: Cash and cash equivalents as well as other financial assets total €347.6 million ($377.7 million1) as of June 30, 2023, compared to €362.2 million ($393.6 million1) as of December 31, 2022. The decrease is mainly due to our ongoing research and development activities, partially offset by the option fee received by Bristol Myers Squibb and funds raised in the period. The Company projects an updated cash runway into late 2025.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €22.4 million ($24.3 million1) for the three months ended June 30, 2023, compared to €17.2 million ($18.7 million1) for the three months ended June 30, 2022. The increase is mainly related to the recognition of revenue for the opt-in agreement with Bristol Myers Squibb signed during the three months ended June 30, 2023.

Research and Development Expenses: R&D expenses were €27.3 million ($29.7 million1) for the three months ended June 30, 2023, compared to €25.2 million ($27.4 million1) for the three months ended June 30, 2022. The increase mainly resulted from higher costs associated with the advancement of the clinical and pre-IND pipeline of ACTengine® and TCER® candidates.

General and Administrative Expenses: G&A expenses were €9.4 million ($10.2 million1) for the three months ended June 30, 2023, compared to €8.7 million ($9.5 million1) for the three months ended June 30, 2022.

Net Profit and Loss: Net loss was €24.6 million ($26.7 million1) for the three months ended June 30, 2023, compared to a net loss of €14.0 million ($15.2 million1) for the three months ended June 30, 2022. The increased net loss mainly resulted from non-cash fair value adjustments of outstanding warrants.

[3]	Exact price per share $14.4639

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Upcoming Investor Conferences

•	Jefferies Cell & Genetic Medicine Summit, New York, NY – September 26-27, 2023

•	Jefferies London Healthcare Conference, London, U.K. – November 14-16, 2023

To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter, Instagram and LinkedIn.

Forward-Looking Statements:

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

Media and Investor Relations Contact
Eva Mulder or Charlotte Spitz
Trophic Communications
Phone: +31 6 52 33 15 79

immatics@trophic.eu

Immatics N.V.
Anja Heuer	Sabrina Schecher, Ph.D.
Senior Director, Corporate Communications	Senior Director, Investor Relations
Phone: +49 89 540415-606	Phone: +49 89 262002433
media@immatics.com	InvestorRelations@immatics.com

Immatics Press Release August 17, 2023	6 | 11

Unaudited Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	22,354	17,215	32,150	120,123
Research and development expenses	(27,317)	(25,216)	(54,898)	(50,360)
General and administrative expenses	(9,358)	(8,683)	(18,944)	(17,961)
Other income	6	27	948	32

Operating result	(14,315)	(16,657)	(40,744)	51,834
Change in fair value of liabilities for warrants	(13,105)	(2,786)	(5,708)	13,743
Other financial income	3,954	7,015	6,748	8,774
Other financial expenses	(1,144)	(407)	(4,653)	(1,524)

Financial result	(10,295)	3,822	(3,613)	20,993

Profit/(loss) before taxes	(24,610)	(12,835)	(44,357)	72,827
Taxes on income	—	(1,145)	—	(1,145)
Net profit/(loss)	(24,610)	(13,980)	(44,357)	71,682

Net profit/(loss) per share:
Basic	(0.32)	(0.22)	(0.58)	1.12
Diluted	(0.32)	(0.22)	(0.58)	1.11

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Unaudited Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
	(Euros in thousands)		(Euros in thousands)
Net profit/(loss)	(24,610)	(13,980)	(44,357)	71,682
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	(224)	778	340	1,338

Total comprehensive income/(loss) for the year	(24,834)	(13,202)	(44,017)	73,020

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Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	June 30, 2023	December 31, 2022
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	130,405	148,519
Other financial assets	217,222	213,686
Accounts receivables	330	1,111
Other current assets	16,668	13,838

Total current assets	364,625	377,154
Non-current assets
Property, plant and equipment	27,188	13,456
Intangible assets	1,655	1,632
Right-of-use assets	14,749	13,033
Other non-current assets	1,972	2,545

Total non-current assets	45,564	30,666

Total assets	410,189	407,820

Liabilities and shareholders’ equity
Current liabilities
Provisions	3,117	—
Accounts payables	19,904	13,056
Deferred revenue	67,997	64,957
Liabilities for warrants	22,622	16,914
Lease liabilities	2,737	2,159
Other current liabilities	7,929	9,366

Total current liabilities	124,306	106,452
Non-current liabilities
Deferred revenue	53,559	75,759
Lease liabilities	14,085	12,403
Other non-current liabilities	26	42

Total non-current liabilities	67,670	88,204
Shareholders’ equity
Share capital	804	767
Share premium	763,206	714,177
Accumulated deficit	(544,656)	(500,299)
Other reserves	(1,141)	(1,481)

Total shareholders’ equity	218,213	213,164

Total liabilities and shareholders’ equity	410,189	407,820

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Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Six months ended June 30,
	2023	2022
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(44,357)	71,682
Taxes on income	—	1,145
Profit/(loss) before tax	(44,357)	72,827
Adjustments for:
Interest income	(4,999)	(23)
Depreciation and amortization	3,666	3,407
Interest expenses	401	538
Equity settled share-based payment	11,615	11,262
Net foreign exchange differences and expected credit losses	4,081	(7,834)
Change in fair value of liabilities for warrants	5,708	(13,743)
Changes in:
Decrease/(increase) in accounts receivables	781	(280)
Decrease/(increase) in other assets	765	(6,903)
(Decrease)/increase in deferred revenue, accounts payables and other liabilities	(9,889)	96,933
Interest received	2,051	23
Interest paid	(146)	(434)
Income tax paid	—	—

Net cash (used in)/provided by operating activities	(30,323)	155,773

Cash flows from investing activities
Payments for property, plant and equipment	(15,004)	(1,965)
Payments for intangible assets	(154)	(6)
Proceeds from disposal of property, plant and equipment	—	1
Payments for investments classified in Other financial assets	(170,326)	(59,253)
Proceeds from maturity of investments classified in Other financial assets	164,929	12,695

Net cash (used in)/provided by investing activities	(20,555)	(48,528)

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	38,608	17,112
Transaction costs deducted from equity	(1,157)	(515)
Repayment of lease liabilities	(1,866)	(1,394)

Net cash provided by/(used in) financing activities	35,585	15,203

Net (decrease)/increase in cash and cash equivalents	(15,293)	122,448

Cash and cash equivalents at beginning of the year	148,519	132,994

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(2,821)	9,683

Cash and cash equivalents at end of the year	130,405	265,125

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Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income	—	—	—	1,338	1,338
Net profit	—	—	71,682	—	71,682
Comprehensive income for the year	—	—	71,682	1,338	73,020
Equity-settled share-based compensation	—	11,262	—	—	11,262
Share options exercised	—	1	—	—	1
Issue of share capital - net of transaction costs	24	16,571	—	—	16,595

Balance as of June 30, 2022	653	593,026	(466,131)	(2,607)	124,941

Balance as of January 1, 2023	767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income	—	—	—	340	340
Net loss	—	—	(44,357)	—	(44,357)
Comprehensive loss for the year	—	—	(44,357)	340	(44,017)
Equity-settled share-based compensation	—	11,615	—	—	11,615
Share options exercised	—	40	—	—	40
Issue of share capital - net of transaction costs	37	37,374	—	—	37,411

Balance as of June 30, 2023	804	763,206	(544,656)	(1,141)	218,213

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